January 23, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Jay Ingram

Re:	Comment Letter dated January 22, 2014
regarding Continental Building Products, Inc.’s
Registration Statement on Form S-1
Letter of Correspondence Filed
January 16, 2014 (File No. 333-193078)

Dear Mr. Ingram:

Continental Building Products, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Registration Statement on Form S-1 Letter of Correspondence filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2014 related to the Company’s Registration Statement on Form S-1 initially filed with the Commission on December 24, 2013 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission today and have included with this letter a copy of Amendment No. 2 marked against Amendment No. 1 to the Registration Statement filed with the Commission on January 10, 2014.

The Offering, page 12

1.	We note that you intend to complete a 32,304 for one stock split shortly before the consummation of the offering. Please revise your historical successor consolidated financial statements to reflect the stock split. Please refer to SAB Topic 4:C for guidance.

We note the Staff’s comment and in response thereto revised the disclosure on pages F-7 and F-10 of Amendment No. 2 as requested to reflect the stock split.

Dilution, page 40

2.	We note your statement that the pro forma impact of the offering and the use of proceeds results in an immediate “decrease” in net tangible book value per share to your existing stockholders of $0.81 per share. It would appear that this represents an immediate “increase” to your existing stockholders. Please revise your disclosure.

Timothy Power

Continental Building Products, Inc.

January 23, 2014

We note the Staff’s comment and in response thereto revised the disclosure on page 40 of Amendment No. 2 as requested to provide that the pro forma impact of the offering and the use of proceeds results in an immediate “increase” in net tangible book value per share to our existing stockholder.

(g) Offering Adjustments, page 51

3.	We note that the adjustment to interest expense for the repayment of debt using the net offering proceeds for the 2013 interim period exceeds the adjustment for the annual period, even though your disclosure indicates you recognized $8.3 million of interest expense in the annual period and $6.2 million in the 2013 interim period. Please revise your disclosure to clarify the amount of amortized discount and deferred financing fees you recognized during each period presented and explain why the amount was greater in the 2013 interim period.

We note the Staff’s comment and in response thereto re-evaluated the interest expense recorded in the pro forma income statements for fiscal year 2012 and the nine months ended September 30, 2012, which included the one-time write-off of original issue discount and deferred financing fees remaining on the Company’s balance sheet, which increased interest expense as part of the pro forma adjustment. In response to the Staff’s comment and in line with Rules 11-02(b)(5) and 11-02(b)(6) of Regulation S-X, we revised the disclosure on page 51 of Amendment No. 2 to remove this non-recurring expense from the pro forma income statement.

We respectfully submit that by removing this non-recurring expense, the revised pro forma adjustment to interest expense for the income statement is a reduction of $11.7 million and $11.6 million for the nine months ended September 30, 2013 and 2012, respectively, and $15.5 million for the year ended December 31, 2012.

4.	We note your disclosure that as part of the repayment of debt using the net offering proceeds that you will also write-off the unamortized original issue discount and deferred financing fees. Please revise your disclosure to clarify that this write-off is only recognized in the pro forma balance sheet and not in the pro forma statement of operations, as the write-off represents a non-recurring expense. Please refer to Articles 11-02(b)(5) and 11-02(b)(6) of Regulation S-X for guidance.

We note the Staff’s comment and in response thereto revised the disclosure on page 52 of Amendment No.2 as requested to clarify that this write-off is only recognized in the pro forma balance sheet and not in the pro forma statement of operations.

Timothy Power

Continental Building Products, Inc.

January 23, 2014

5.	We note your disclosure that you have included an adjustment to the pro forma statement of operations for the 2012 annual period to recognize a $3.1 million 2% call premium for the repayment of debt. Please tell us how you determined that this expense is a recurring item and revise your disclosures accordingly. Please refer to Articles 11-02(b)(5) and 11-02(b)(6) of Regulation S-X for guidance.

We note the Staff’s comment and respectfully submit that the $3.1 million 2% call premium is a non-recurring item. Therefore, in response to the Staff’s comment, we revised the disclosure on pages 46 and 51 of Amendment No. 2 to remove such adjustment from the pro forma income statement and to clarify that this payment is a non-recurring item, respectively.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (703) 480-3852.

Sincerely,

/s/ Timothy Power

Timothy Power

General Counsel

cc:	Jeffrey A. Chapman
Douglass M. Rayburn

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